MINUTES
                                       OF
                                 Home Web, Inc.

A meeting of the board of directors of the above corporation was held on June 30, 1998 at the corporation's place of business at 380 Foam Street, Suite 210, Monterey, California 93940.

1. Quorum. A quorum was declared present based on the presence of the following initial Directors:

    - Dennis Davis
    - Cornelia Davis
    - Florence G. Roberts

The following corporate action was taken by appropriate motions duly made, seconded, and adopted by the Directors entitled to vote.

2. Repayment of Loan. Since the corporation received $11,000.00 from Monterey Ventures, Inc. representing two separate amounts of money with interest and is unable to repay said amount, it is agreed that Home Web, Inc. will issue 220,000 shares of common stock to Monterey Ventures, Inc. as and in full payment of $11,000.00. The stock will be considered free trading as they are paid at the regular full price ($.05/share).

3. Stock Transfer Agent. Silverado Stock Transfer, Inc., 8170 S. Eastern Avenue, Suite #4-236, Las Vegas, Nevada 89123 is hereby appointed transfer agent for the company's securities.

There being no further business, the meeting was duly adjourned.


                                            /s/ Cornelia Davis
                                            -----------------------------
                                            Secretary of the Corporation


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